Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Skylight Health Group Inc. (the “Company”)

5045 Orbitor Drive, Building 11, Unit 300

Mississauga, Ontario, L4W 4Y4

2.	Date of Material Change

January 7, 2021

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Globe News Wire on January 7, 2020 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Skylight Health to Acquire US Clinic Group with over 6 Locations, $20 Million in Revenue and $3 Million EBITDA

5.	Full Description of Material Change

On January 7, 2021 the Company announced that it had entered into a Binding Letter of Intent (LOI) (the “Transaction), signed on January 6, 2021 to purchase 100% of the shares of a US Primary and Urgent Care clinic group (the “Clinic”) in an arms-length acquisition. For confidentiality reasons, the name and location of the group will remain undisclosed until the closing of the Transaction before the end of Q1 2021. The planned acquisition of the Clinic expands the Company’s bricks and mortar and telemedicine services within one of the existing Skylight Health states.

The Clinic has been operating an established and fast-growing network of primary care clinics. The group is actively credentialed with major insurance carriers. Aligned with SHG’s multi-disciplinary strategy, the Clinic employs a multi-disciplinary approach to patient care management. The Clinic has been successful in servicing Regional Health Systems with pre & post acute care, reducing emergency room visits and readmissions within the communities it serves. The Clinic’s clinical staff mix includes physicians, nurse practitioners, and physician assistants.

The Clinic adds immediate incremental revenue to SHG as it strengthens its market share within an existing state, as well as builds upon the infrastructure to support SHG’s national network of clinics and further growth. The Clinic has built a sustainable and scalable corporate infrastructure including in-house revenue cycle management, credentialing, centralized scheduling, compliance, and medical leadership. SHG expects continuity of its leadership team and clinical staff post-acquisition.

As per terms of the binding LOI, the Company will purchase 100% of the shares of the Clinic for $14.3 million, representing a 4.7x EBITDA multiple. The structure of the deal will include 40% cash ($5.7 million) from the Company and a 3-years seller’s note for the remaining 60% ($8.58 million) at an 8% interest rate. SHG at its option may, at any time, repay the Note in part or in full prior to the end of the Term without penalty. If SHG retires the Note earlier than the Term, no further payments will be required or incurred by SHG. On an unaudited basis, the Clinic is expected to generate over $20 million in annual revenue and $3 million in EBITDA. This transaction is subject to a satisfactory due diligence period by the Company and mutual agreement to a Share Purchase Agreement and Closing Conditions and subject to regulatory and Board approval. The transaction is expected to close by the end of Q1 2021.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Prad Sekar, CEO of CB2 Insights Inc. at 1-855-874-4999.

9.	Date of Report

January 11, 2021